EXHIBIT 12.1

BMB MUNAI, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended September 30,		Six months ended September 30,
	2010	2009	2010	2009

Earnings:

(Loss)/income before income taxes	$(556,420)	$4,040,009	$315,448	$4,070,791
Add: Fixed charges	1,100,382	1,145,331	2,203,133	2,293,378
Add: Amortisation of capitalized interest	8,573	-	18,082	-
Less: Interest capitalized	-	-	-	-

Total earnings	552,535	5,185,340	2,536,663	6,364,169

Fixed charges:

Interest expensed and capitalized	750,000	750,000	1,500,000	1,500,000
Amortized premiums, discounts and bond costs	350,382	395,331	703,133	793,378

Total fixed charges	1,100,382	1,145,331	2,203,133	2,293,378

Ration of earnings to fixed charges	0.50	4.53	1.15	2.78